UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Carbonite, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

141337 10 5

(CUSIP Number)

HENRY D. MONTGOMERY

MENLO VENTURES

3000 SAND HILL ROAD, SUITE 100

MENLO PARK, CALIFORNIA 94025

TELEPHONE: (650) 854-8540

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 29, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 141337 10 5	13D

1.	Name of Reporting Persons Menlo Ventures X, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,323,178 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,323,178 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,323,178 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 12.7% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Amendment No. 1 to the statement on Schedule 13D is filed by Menlo Ventures X, L.P. (“Menlo X”), Menlo Entrepreneurs Fund X, L.P. (“MEF X”), MMEF X, L.P. (“MMEF X,” and together with Menlo X and MEF X, the “Menlo Funds”), MV Management X, L.L.C. (“MVM X,” and together with the Menlo Funds, the “Menlo Entities”), Henry D. Montgomery (“Montgomery”), John W. Jarve (“Jarve”), Douglas C. Carlisle (“Carlisle”), Sonja H. Perkins (“Perkins”), Mark A. Siegel (“Siegel”), Pravin A. Vazirani (“Vazirani”) and Shawn T. Carolan (“Carolan,” together with the Menlo Entities, Montgomery, Jarve, Carlisle, Perkins, Siegel and Vazirani are herein collectively referred to as the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Amendment No. 1 to the statement on Schedule 13D.
(2)	Includes (i) 3,238,961 shares of Common Stock held by Menlo X; (ii) 27,531shares of Common Stock held by MEF X; and (iii) 56,686 shares of Common Stock held by MMEF X. MVM X serves as the general partner of Menlo X, MEF X and MMEF X. MVM X owns no securities of the Issuer directly. Montgomery, Jarve, Carlisle, Perkins, Siegel, Vazirani and Carolan are Managing Members of MVM X and share voting and dispositive power over the shares held by Menlo X, MEF X and MMEF X, and may be deemed to own beneficially the shares held by Menlo X, MEF X and MMEF X.
(3)	This percentage set forth on the cover sheets is calculated based on 26,185,707 shares of the Common Stock outstanding as of July 29, 2013, as disclosed in the Issuer’s Form 10-Q for the quarter ended June 30, 2013 as filed with the Securities and Exchange Commission (the “Commission”) on August 2, 2013.

2.

CUSIP No. 141337 10 5	13D

1.	Name of Reporting Persons Menlo Entrepreneurs Fund X, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,323,178 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,323,178 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,323,178 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 12.7% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Amendment No. 1 to the statement on Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Amendment No. 1 to the statement on Schedule 13D.
(2)	Includes (i) 3,238,961 shares of Common Stock held by Menlo X; (ii) 27,531 shares of Common Stock held by MEF X; and (iii) 56,686 shares of Common Stock held by MMEF X. MVM X serves as the general partner of Menlo X, MEF X and MMEF X. MVM X owns no securities of the Issuer directly. Montgomery, Jarve, Carlisle, Perkins, Siegel, Vazirani and Carolan are Managing Members of MVM X and share voting and dispositive power over the shares held by Menlo X, MEF X and MMEF X, and may be deemed to own beneficially the shares held by Menlo X, MEF X and MMEF X.
(3)	This percentage set forth on the cover sheets is calculated based on 26,185,707 shares of the Common Stock outstanding as of July 29, 2013, as disclosed in the Issuer’s Form 10-Q for the quarter ended June 30, 2013 as filed with the Commission on August 2, 2013.

3.

CUSIP No. 141337 10 5	13D

1.	Name of Reporting Persons MMEF X, L.P.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,323,178 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,323,178 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,323,178 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 12.7% (3)
14.	Type of Reporting Person (see instructions) PN

(1)	This Amendment No. 1 to the statement on Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Amendment No. 1 to the statement on Schedule 13D.
(2)	Includes (i) 3,238,961 shares of Common Stock held by Menlo X; (ii) 27,531 shares of Common Stock held by MEF X; and (iii) 56,686 shares of Common Stock held by MMEF X. MVM X serves as the general partner of Menlo X, MEF X and MMEF X. MVM X owns no securities of the Issuer directly. Montgomery, Jarve, Carlisle, Perkins, Siegel, Vazirani and Carolan are Managing Members of MVM X and share voting and dispositive power over the shares held by Menlo X, MEF X and MMEF X, and may be deemed to own beneficially the shares held by Menlo X, MEF X and MMEF X.
(3)	This percentage set forth on the cover sheets is calculated based on 26,185,707 shares of the Common Stock outstanding as of July 29, 2013, as disclosed in the Issuer’s Form 10-Q for the quarter ended June 30, 2013 as filed with the Commission on August 2, 2013.

4.

CUSIP No. 141337 10 5	13D

1.	Name of Reporting Persons MV Management X, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,323,178 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,323,178 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,323,178 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 12.7% (3)
14.	Type of Reporting Person (see instructions) OO

(1)	This Amendment No. 1 to the statement on Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Amendment No. 1 to the statement on Schedule 13D.
(2)	Includes (i) 3,238,961 shares of Common Stock held by Menlo X; (ii) 27,531 shares of Common Stock held by MEF X; and (iii) 56,686 shares of Common Stock held by MMEF X. MVM X serves as the general partner of Menlo X, MEF X and MMEF X. MVM X owns no securities of the Issuer directly. Montgomery, Jarve, Carlisle, Perkins, Siegel, Vazirani and Carolan are Managing Members of MVM X and share voting and dispositive power over the shares held by Menlo X, MEF X and MMEF X, and may be deemed to own beneficially the shares held by Menlo X, MEF X and MMEF X.
(3)	This percentage set forth on the cover sheets is calculated based on 26,185,707 shares of the Common Stock outstanding as of July 29, 2013, as disclosed in the Issuer’s Form 10-Q for the quarter ended June 30, 2013 as filed with the Commission on August 2, 2013.

5.

CUSIP No. 141337 10 5	13D

1.	Name of Reporting Persons Henry D. Montgomery
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,036 shares of Common Stock (2)
	8.	Shared Voting Power 3,323,178 shares of Common Stock (3)
	9.	Sole Dispositive Power 17,036 shares of Common Stock (2)
	10.	Shared Dispositive Power 3,323,178 shares of Common Stock (3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,340,214 shares of Common Stock (4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 12.8% (5)
14.	Type of Reporting Person (see instructions) IN

(1)	This Amendment No. 1 to the statement on Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Amendment No. 1 to the statement on Schedule 13D.
(2)	Includes (i) 4,402 shares of Common Stock held by Montgomery; (ii) 11,954 shares of Common Stock held by the Montgomery Family Trust dated 12/18/90, a trust for the benefit of Montgomery or one or more of Montgomery’s family members; and (iii) 680 shares of Common Stock held by Dumont Partners, L.P., a partnership for the benefit of Montgomery or one or more of Montgomery’s family members. Montgomery may be deemed to own beneficially the shares held by the Montgomery Family Trust dated 12/18/90 and Dumont Partners, L.P.
(3)	Includes (i) 3,238,961 shares of Common Stock held by Menlo X; (ii) 27,531 shares of Common Stock held by MEF X; and (iii) 56,686 shares of Common Stock held by MMEF X. MVM X serves as the general partner of Menlo X, MEF X and MMEF X. MVM X owns no securities of the Issuer directly. Montgomery, Jarve, Carlisle, Perkins, Siegel, Vazirani and Carolan are Managing Members of MVM X and share voting and dispositive power over the shares held by Menlo X, MEF X and MMEF X, and may be deemed to own beneficially the shares held by Menlo X, MEF X and MMEF X.
(4)	Consists of shares reflected in footnotes (2) and (3).
(5)	This percentage set forth on the cover sheets is calculated based on 26,185,707 shares of the Common Stock outstanding as of July 29, 2013, as disclosed in the Issuer’s Form 10-Q for the quarter ended June 30, 2013 as filed with the Commission on August 2, 2013.

6.

CUSIP No. 141337 10 5	13D

1.	Name of Reporting Persons John W. Jarve
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,036 shares of Common Stock (2)
	8.	Shared Voting Power 3,323,178 shares of Common Stock (3)
	9.	Sole Dispositive Power 17,036 shares of Common Stock (2)
	10.	Shared Dispositive Power 3,323,178 shares of Common Stock (3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,340,214 shares of Common Stock (4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 12.8% (5)
14.	Type of Reporting Person (see instructions) IN

(1)	This Amendment No. 1 to the statement on Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Amendment No. 1 to the statement on Schedule 13D.
(2)	Includes (i) 4,402 shares of Common Stock held by Jarve; (ii) 11,954 shares of Common Stock held by the Jarve Family Trust dated 4/25/95, a trust for the benefit of Jarve or one or more of Jarve’s family members; and (iii) 680 shares of Common Stock held by Linden Partners II, L.P., a partnership for the benefit of Jarve or one or more of Jarve’s family members. Jarve may be deemed to own beneficially the shares held by the Jarve Family Trust dated 4/25/95 and Linden Partners II, L.P.
(3)	Includes (i) 3,238,961 shares of Common Stock held by Menlo X; (ii) 27,531 shares of Common Stock held by MEF X; and (iii) 56,686 shares of Common Stock held by MMEF X. MVM X serves as the general partner of Menlo X, MEF X and MMEF X. MVM X owns no securities of the Issuer directly. Montgomery, Jarve, Carlisle, Perkins, Siegel, Vazirani and Carolan are Managing Members of MVM X and share voting and dispositive power over the shares held by Menlo X, MEF X and MMEF X, and may be deemed to own beneficially the shares held by Menlo X, MEF X and MMEF X.
(4)	Consists of shares reflected in footnotes (2) and (3).
(5)	This percentage set forth on the cover sheets is calculated based on 26,185,707 shares of the Common Stock outstanding as of July 29, 2013, as disclosed in the Issuer’s Form 10-Q for the quarter ended June 30, 2013 as filed with the Commission on August 2, 2013.

7.

CUSIP No. 141337 10 5	13D

1.	Name of Reporting Persons Douglas C. Carlisle
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 17,036 shares of Common Stock (2)
	8.	Shared Voting Power 3,323,178 shares of Common Stock (3)
	9.	Sole Dispositive Power 17,036 shares of Common Stock (2)
	10.	Shared Dispositive Power 3,323,178 shares of Common Stock (3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,340,214 shares of Common Stock (4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 12.8% (5)
14.	Type of Reporting Person (see instructions) IN

(1)	This Amendment No. 1 to the statement on Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Amendment No. 1 to the statement on Schedule 13D.
(2)	Includes (i) 4,402 shares of Common Stock held by Carlisle; (ii) 11,954 shares of Common Stock held by the Carlisle/Sanders Revocable Living Trust 6/10/94, a trust for the benefit of Carlisle or one or more of Carlisle’s family members; and (iii) 680 shares of Common Stock held by Douglas and Lauri Carlisle Family Partnership, a partnership for the benefit of Carlisle or one or more of Carlisle’s family members. Carlisle may be deemed to own beneficially the shares held by the Carlisle/Sanders Revocable Living Trust 6/10/94 and Douglas and Lauri Carlisle Family Partnership.
(3)	Includes (i) 3,238,961 shares of Common Stock held by Menlo X; (ii) 27,531 shares of Common Stock held by MEF X; and (iii) 56,686 shares of Common Stock held by MMEF X. MVM X serves as the general partner of Menlo X, MEF X and MMEF X. MVM X owns no securities of the Issuer directly. Montgomery, Jarve, Carlisle, Perkins, Siegel, Vazirani and Carolan are Managing Members of MVM X and share voting and dispositive power over the shares held by Menlo X, MEF X and MMEF X, and may be deemed to own beneficially the shares held by Menlo X, MEF X and MMEF X.
(4)	Consists of shares reflected in footnotes (2) and (3).
(5)	This percentage set forth on the cover sheets is calculated based on 26,185,707 shares of the Common Stock outstanding as of July 29, 2013, as disclosed in the Issuer’s Form 10-Q for the quarter ended June 30, 2013 as filed with the Commission on August 2, 2013.

8.

CUSIP No. 141337 10 5	13D

1.	Name of Reporting Persons Sonja H. Perkins
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,323,178 shares of Common Stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,323,178 shares of Common Stock (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,323,178 shares of Common Stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 12.7% (3)
14.	Type of Reporting Person (see instructions) IN

(1)	This Amendment No. 1 to the statement on Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Amendment No. 1 to the statement on Schedule 13D.
(2)	Includes (i) 3,238,961 shares of Common Stock held by Menlo X; (ii) 27,531 shares of Common Stock held by MEF X; and (iii) 56,686 shares of Common Stock held by MMEF X. MVM X serves as the general partner of Menlo X, MEF X and MMEF X. MVM X owns no securities of the Issuer directly. Montgomery, Jarve, Carlisle, Perkins, Siegel, Vazirani and Carolan are Managing Members of MVM X and share voting and dispositive power over the shares held by Menlo X, MEF X and MMEF X, and may be deemed to own beneficially the shares held by Menlo X, MEF X and MMEF X.
(3)	This percentage set forth on the cover sheets is calculated based on 26,185,707 shares of the Common Stock outstanding as of July 29, 2013, as disclosed in the Issuer’s Form 10-Q for the quarter ended June 30, 2013 as filed with the Commission on August 2, 2013.

9.

CUSIP No. 141337 10 5	13D

1.	Name of Reporting Persons Mark A. Siegel
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,697 shares of Common Stock (2)
	8.	Shared Voting Power 3,323,178 shares of Common Stock (3)
	9.	Sole Dispositive Power 2,697 shares of Common Stock (2)
	10.	Shared Dispositive Power 3,323,178 shares of Common Stock (3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,325,875 shares of Common Stock (4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 12.7% (5)
14.	Type of Reporting Person (see instructions) IN

(1)	This Amendment No. 1 to the statement on Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Amendment No. 1 to the statement on Schedule 13D.
(2)	Includes (i) 1,822 shares of Common Stock held by Siegel; (ii) 112 shares of Common Stock held by Los Trancos Partners, a partnership for the benefit of Siegel or one or more of Siegel’s family members; and (iii) 763 shares of Common Stock held by Siegel Family Holding, LLC, a limited liability company for the benefit of Siegel or one or more of Siegel’s family members. Siegel may be deemed to own beneficially the shares held by Los Trancos Partners and Siegel Family Holding, LLC.
(3)	Includes (i) 3,238,961 shares of Common Stock held by Menlo X; (ii) 27,531 shares of Common Stock held by MEF X; and (iii) 56,686 shares of Common Stock held by MMEF X. MVM X serves as the general partner of Menlo X, MEF X and MMEF X. MVM X owns no securities of the Issuer directly. Montgomery, Jarve, Carlisle, Perkins, Siegel, Vazirani and Carolan are Managing Members of MVM X and share voting and dispositive power over the shares held by Menlo X, MEF X and MMEF X, and may be deemed to own beneficially the shares held by Menlo X, MEF X and MMEF X.
(4)	Consists of shares reflected in footnotes (2) and (3).
(5)	This percentage set forth on the cover sheets is calculated based on 26,185,707 shares of the Common Stock outstanding as of July 29, 2013, as disclosed in the Issuer’s Form 10-Q for the quarter ended June 30, 2013 as filed with the Commission on August 2, 2013.

10.

CUSIP No. 141337 10 5	13D

1.	Name of Reporting Persons Pravin A. Vazirani
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,379 shares of Common Stock (2)
	8.	Shared Voting Power 3,323,178 shares of Common Stock (3)
	9.	Sole Dispositive Power 10,379 shares of Common Stock (2)
	10.	Shared Dispositive Power 3,323,178 shares of Common Stock (3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,333,557 shares of Common Stock (4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 12.7% (5)
14.	Type of Reporting Person (see instructions) IN

(1)	This Amendment No. 1 to the statement on Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Amendment No. 1 to the statement on Schedule 13D.
(2)	Includes (i) 1,004 shares of Common Stock held by Vazirani; and (ii) 9,375 shares issuable upon exercise of a stock option held by Vazirani within 60 days of the date of this filing.
(3)	Includes (i) 3,238,961 shares of Common Stock held by Menlo X; (ii) 27,531 shares of Common Stock held by MEF X; and (iii) 56,686 shares of Common Stock held by MMEF X. MVM X serves as the general partner of Menlo X, MEF X and MMEF X. MVM X owns no securities of the Issuer directly. Montgomery, Jarve, Carlisle, Perkins, Siegel, Vazirani and Carolan are Managing Members of MVM X and share voting and dispositive power over the shares held by Menlo X, MEF X and MMEF X, and may be deemed to own beneficially the shares held by Menlo X, MEF X and MMEF X.
(4)	Consists of shares reflected in footnotes (2) and (3).
(5)	This percentage set forth on the cover sheets is calculated based on 26,185,707 shares of the Common Stock outstanding as of July 29, 2013, as disclosed in the Issuer’s Form 10-Q for the quarter ended June 30, 2013 as filed with the Commission on August 2, 2013.

11.

CUSIP No. 141337 10 5	13D

1.	Name of Reporting Persons Shawn T. Carolan
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☒(1)
3.	SEC USE ONLY
4.	Source of Funds (see instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,786 shares of Common Stock (2)
	8.	Shared Voting Power 3,323,178 shares of Common Stock (3)
	9.	Sole Dispositive Power 1,786 shares of Common Stock (2)
	10.	Shared Dispositive Power 3,323,178 shares of Common Stock (3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,324,964 shares of Common Stock (4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see instructions) ☐
13.	Percent of Class Represented by Amount in Row 11 12.7% (5)
14.	Type of Reporting Person (see instructions) IN

(1)	This Amendment No. 1 to the statement on Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Amendment No. 1 to the statement on Schedule 13D.
(2)	Includes (i) 1,636 shares of Common Stock held by Carolan; and (ii) 150 shares of Common Stock held by the Carolan Family Trust, dated 11/4/2010, Shawn T. Carolan Trustee, a trust for the benefit of Carolan or one or more of Carolan’s family members. Carolan may be deemed to own beneficially the shares held by the Carolan Family Trust, dated 11/4/2010.
(3)	Includes (i) 3,238,961 shares of Common Stock held by Menlo X; (ii) 27,531 shares of Common Stock held by MEF X; and (iii) 56,686 shares of Common Stock held by MMEF X. MVM X serves as the general partner of Menlo X, MEF X and MMEF X. MVM X owns no securities of the Issuer directly. Montgomery, Jarve, Carlisle, Perkins, Siegel, Vazirani and Carolan are Managing Members of MVM X and share voting and dispositive power over the shares held by Menlo X, MEF X and MMEF X, and may be deemed to own beneficially the shares held by Menlo X, MEF X and MMEF X.
(4)	Consists of shares reflected in footnotes (2) and (3).
(5)	This percentage set forth on the cover sheets is calculated based on 26,185,707 shares of the Common Stock outstanding as of July 29, 2013, as disclosed in the Issuer’s Form 10-Q for the quarter ended June 30, 2013 as filed with the Commission on August 2, 2013.

12.

Explanatory Note

This Amendment No. 1 (the “Amendment”) to the statement on Schedule 13D is being filed by the Reporting Persons (as defined below) and amends the Schedule 13D filed with the Securities and Exchange Commission on September 21, 2011 (the “Original Schedule 13D”), and relates to shares of Common Stock, $0.01 par value per share (“Common Stock”), of Carbonite, Inc., a Delaware corporation (the “Issuer”). This Amendment is being filed by the Reporting Persons to report the sale and distribution in kind of shares of Common Stock of the Issuer on August 29, 2013 and an additional distribution in kind on September 11, 2013. Accordingly, the number of securities beneficially owned by the Reporting Persons has decreased as described in Items 4 and 5 below.

Items 4, 5 and 7 of the Original Schedule 13D are hereby amended and supplemented to the extent hereinafter expressly set forth and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 4:

On August 29, 2013, certain of the Reporting Persons sold an aggregate of 500,000 shares of Common Stock and distributed in kind an aggregate of 1,500,000 shares of Common Stock held by the Reporting Persons on a pro rata basis to their respective partners and members.

On September 11, 2013, certain of the Reporting Persons distributed in kind an aggregate of 1,500,000 shares of Common Stock held by the Reporting Persons on a pro rata basis to their respective partners and members.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)(b) The following information with respect to the ownership of the Common Stock of the Issuer by the Reporting Persons filing this Statement on Schedule 13D is provided as of the date of this filing:

Reporting Persons	Shares Held Directly (1)	Sole Voting Power (1)	Shared Voting Power (1)	Sole Dispositive Power (1)	Shared Dispositive Power (1)	Beneficial Ownership (1)	Percentage of Class (1, 4)
Menlo X	3,238,961	0	3,323,178	0	3,323,178	3,323,178	12.7%
MEF X	27,531	0	3,323,178	0	3,323,178	3,323,178	12.7%
MMEF X	56,686	0	3,323,178	0	3,323,178	3,323,178	12.7%
MVM X (2)	0	0	3,323,178	0	3,323,178	3,323,178	12.7%
Montgomery (2)	17,036	17,036	3,323,178	17,036	3,323,178	3,340,214	12.8%
Jarve (2)	17,036	17,036	3,323,178	17,036	3,323,178	3,340,214	12.8%
Carlisle (2)	17,036	17,036	3,323,178	17,036	3,323,178	3,340,214	12.8%
Perkins (2)	0	0	3,323,178	0	3,323,178	3,323,178	12.7%
Siegel (2)	2,697	2,697	3,323,178	2,697	3,323,178	3,325,875	12.7%
Vazirani (2)(3)	10,379	10,379	3,323,178	10,379	3,323,178	3,333,557	12.7%
Carolan (2)	1,786	1,786	3,323,178	1,786	3,323,178	3,324,964	12.7%

13.

(1)	Represents the number of shares of Common Stock currently underlying all Securities held by the Reporting Persons.
(2)	MVM X serves as the general partner of Menlo X, MEF X and MMEF X. MVM X owns no securities of the Issuer directly. Montgomery, Jarve, Carlisle, Perkins, Siegel, Vazirani and Carolan are Managing Members of MVM X and share voting and dispositive power over the shares held by Menlo X, MEF X and MMEF X, and may be deemed to own beneficially the shares held by Menlo X, MEF X and MMEF X.
(3)	Amounts for Vazirani reflected in the columns “shares held directly,” “sole voting power” and “sole dispositive power” includes 9,375 shares issuable within 60 days of the date of this filing upon exercise of stock options that Vazirani holds by virtue of his service as a director of the Issuer.
(4)	This percentage set forth on the cover sheets is calculated based on 26,185,707 shares of the Common Stock outstanding as of July 29, 2013, as disclosed in the Issuer’s Form 10-Q for the quarter ended June 30, 2013 as filed with the Commission on August 2, 2013.

(c) On August 29, 2013, the Reporting Persons distributed in kind the following shares of Common Stock on a pro rata basis to their respective partners and members:

Menlo X	MEF X	MMEF X	Total
1,461,988	12,427	25,585	1,500,000

Of the shares distributed in kind by the foregoing Reporting Persons, the following shares were received by the individual Reporting Persons (and their affiliated entities) in the amounts set forth below:

Reporting Persons	Number of Shares of Common Stock Distributed	Total
Douglas C. Carlisle	2,201
Carlisle/Sanders Revocable Living Trust 6/10/94	5,977
Douglas and Lauri Carlisle Family Partnership	340	8,518
Shawn T. Carolan	818
Carolan Family Trust, dated 11/4/2010, Shawn T. Carolan Trustee	75	893
Sonja H. Perkins	1,683
The Saint Helena Trust, dated 10/3/2003	3,249	4,932
John W. Jarve	2,201
Jarve Family Trust dated 4/25/95	5,977
Linden Partners II, L.P.	340	8,518
Henry D. Montgomery	2,201
Montgomery Family Trust dated 12/18/90	5,977
Dumont Partners, L.P.	340	8,518
Mark A. Siegel	1,833
Los Trancos Partners	110
Siegel Family Holding, LLC	747	2,690
Pravin A. Vazirani	502	502

On August 29, 2013, the Reporting Persons sold an aggregate of 500,000 shares of Common Stock in open market transactions as follows:

Menlo X	MEF X	MMEF X	Price Per Share
487,329	4,143	8,528	$14.25

On September 11, 2013, the Reporting Persons distributed in kind the following shares of Common Stock on a pro rata basis to their respective partners and members:

Menlo X	MEF X	MMEF X	Total
1,461,988	12,427	25,585	1,500,000

14.

Of the shares distributed in kind by the foregoing Reporting Persons, the following shares were received by the individual Reporting Persons (and their affiliated entities) in the amounts set forth below:

Reporting Persons	Number of Shares of Common Stock Distributed	Total
Douglas C. Carlisle	2,201
Carlisle/Sanders Revocable Living Trust 6/10/94	5,977
Douglas and Lauri Carlisle Family Partnership	340	8,518
Shawn T. Carolan	818
Carolan Family Trust, dated 11/4/2010, Shawn T. Carolan Trustee	75	893
Sonja H. Perkins	1,683
The Saint Helena Trust, dated 10/3/2003	3,249	4,932
John W. Jarve	2,201
Jarve Family Trust dated 4/25/95	5,977
Linden Partners II, L.P.	340	8,518
Henry D. Montgomery	2,201
Montgomery Family Trust dated 12/18/90	5,977
Dumont Partners, L.P.	340	8,518
Mark A. Siegel	1,833
Los Trancos Partners	110
Siegel Family Holding, LLC	747	2,690
Pravin A. Vazirani	502	502

From September 12, 2013 to September 13, 2013, the following Reporting Person sold shares of Common Stock in open market transactions as follows:

Date	Reporting Person	Shares	Price Per Share
September 12, 2013	Perkins	4,549	$15.10
September 13, 2013	Siegel	2,683	$14.52

Additionally, on September 13, 2013, Perkins gifted an aggregate of 1,683 shares of Common Stock.

(d)	Not applicable.

(e)	Not applicable.

Item 7.	Material to Be Filed as Exhibits

A.	Agreement regarding filing of joint Schedule 13D.

15.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 20, 2013

MENLO VENTURES X, L.P.
MENLO ENTREPRENEURS FUND X, L.P.
MMEF X, L.P.

By:	MV Management X, L.L.C.
Its:	General Partner

By:	/s/ Pravin A. Vazirani
PRAVIN A. VAZIRANI
Managing Member

MV MANAGEMENT X, L.L.C.

By:	/s/ Pravin A. Vazirani
PRAVIN A. VAZIRANI
Managing Member

/s/ Henry D. Montgomery
HENRY D. MONTGOMERY

/s/ John W. Jarve
JOHN W. JARVE

/s/ Douglas C. Carlisle
DOUGLAS C. CARLISLE

/s/ Sonja H Perkins
SONJA H. PERKINS

/s/ Mark A. Siegel
MARK A. SIEGEL

/s/ Pravin A. Vazirani
PRAVIN A. VAZIRANI

/s/ Shawn T. Carolan
SHAWN T. CAROLAN

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

16.

SCHEDULE I

Managers:

Henry D. Montgomery

c/o Menlo Ventures

3000 Sand Hill Road, Suite 100

Menlo Park, California 94025

Principal Occupation: Managing Member of MVM X, which serves as the general partner of Menlo X, MEF X and MMEF X

Citizenship: United States of America

John W. Jarve

c/o Menlo Ventures

3000 Sand Hill Road, Suite 100

Menlo Park, California 94025

Principal Occupation:

Principal Occupation: Managing Member of MVM X, which serves as the general partner of Menlo X, MEF X and MMEF X

Citizenship: United States of America

Douglas C. Carlisle

c/o Menlo Ventures

3000 Sand Hill Road, Suite 100

Menlo Park, California 94025

Principal Occupation: Managing Member of MVM X, which serves as the general partner of Menlo X, MEF X and MMEF X

Citizenship: United States of America

Sonja H. Perkins

c/o Menlo Ventures

3000 Sand Hill Road, Suite 100

Menlo Park, California 94025

Principal Occupation: Managing Member of MVM X, which serves as the general partner of Menlo X, MEF X and MMEF X

Citizenship: United States of America

Mark A. Siegel

c/o Menlo Ventures

3000 Sand Hill Road, Suite 100

Menlo Park, California 94025

Principal Occupation: Managing Member of MVM X, which serves as the general partner of Menlo X, MEF X and MMEF X

Citizenship: United States of America

Pravin A. Vazirani

c/o Menlo Ventures

3000 Sand Hill Road, Suite 100

Menlo Park, California 94025

Principal Occupation: Managing Member of MVM X, which serves as the general partner of Menlo X, MEF X and MMEF X

Citizenship: United States of America

Shawn T. Carolan

c/o Menlo Ventures

3000 Sand Hill Road, Suite 100

Menlo Park, California 94025

Principal Occupation: Managing Member of MVM X, which serves as the general partner of Menlo X, MEF X and MMEF X

Citizenship: United States of America

17.

EXHIBIT INDEX

A.	Agreement regarding filing of joint Schedule 13D.

18.